PROSPECTUS SUPPLEMENT (To Prospectus dated March 15, 2004)	Filed Pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933

Registration Statement No. 333-107085

BURNS, PHILP & COMPANY LIMITED

10 3/4% Senior Subordinated Notes Due 2011

RECENT DEVELOPMENTS

     We have attached to this prospectus supplement, and have incorporated by reference into it, the Form 6-K Report of Foreign Private Issuer of Burns, Philp & Company Limited furnishing financial information for the period ended March 31, 2004.

     This prospectus supplement should be read in conjunction with the prospectus dated March 15, 2004, which is to accompany any delivery of this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated March 15, 2004, including any supplements or amendments thereto. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

May 14, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of	May 13, 2004

Commission File Number	33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
MARCH 31, 2004

Page No.
PART I – FINANCIAL INFORMATION
Introduction	3
Unaudited Interim Consolidated Statements of Financial Performance for each of the three month periods ended March 31, 2004 and 2003 and each of the nine month periods ended March 31, 2004 and 2003	4
Unaudited Interim Consolidated Statements of Financial Position as of March 31, 2004 and June 30, 2003	5
Unaudited Interim Consolidated Statements of Cash Flows for each of the nine month periods ended March 31, 2004 and 2003	6
Notes to the Unaudited Interim Consolidated Financial Statements	7–32
Management’s Discussion and Analysis of Results of Operations and Financial Condition	33-42

PART II – OTHER INFORMATION
Exhibit 1 Ratio of Earnings to Fixed Charges	43

PART I – FINANCIAL INFORMATION

INTRODUCTION

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002; the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains three monthly and nine monthly financial information for Burns, Philp & Company Limited and its controlled entities for the three months and nine months ended March 31, 2004.

It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine month period in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001, and the Australian Stock Exchange Listing Rules. The Annual Financial Report is available on our website “www.burnsphilp.com”.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The Company obtained control of Goodman Fielder Pty Limited and its controlled entities (Goodman Fielder) on March 19, 2003 and the Fleischmann’s Latin American yeast and industrial bakery ingredients business on October 31, 2002. The unaudited interim consolidated statements of financial performance for the three month period and nine month period ended March 31, 2004 and the unaudited interim consolidated statement of cash flows for the nine month period ended March 31, 2004, include the results of Goodman Fielder and the Fleischmann’s Latin American business for those periods. The comparative unaudited interim consolidated statements of financial performance and statement of cash flows only include the results of Goodman Fielder and the Fleischmann’s Latin American business from the dates of acquisition.

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

			Three months ended		Nine months ended
			March 31,		March 31,
	Note		2004	2003	2004	2003
	(A$ million, except earnings per share amounts)
Revenue from sale of goods	2		782.9	395.6	2,521.9	1,038.5
Cost of goods sold			(489.8)	(239.4)	(1,573.2)	(588.0)

Gross profit			293.1	156.2	948.7	450.5
Revenue from rendering of services	2		—	—	—	7.0
Other revenues from ordinary activities	2		4.6	9.7	24.6	18.0
Other revenues from ordinary activities – individually significant items	2, 3	(b)	6.1	37.3	105.6	206.9
Share of net profits of associates accounted for using the equity method	8		3.2	2.8	9.6	8.1
Selling, marketing and distribution expenses			(148.1)	(75.4)	(486.6)	(203.2)
General and administrative expenses:
Individually significant items	3	(b)	(2.0)	—	(15.9)	(125.6)
Other			(74.8)	(52.3)	(251.4)	(117.1)
Net interest expense:
Borrowing costs			(67.6)	(36.4)	(212.3)	(100.0)
Interest revenue	2		0.7	3.9	3.9	13.0

Profit from ordinary activities before related income tax expense	3	(a)	15.2	45.8	126.2	157.6
Income tax expense relating to ordinary activities	6		(10.4)	(8.5)	(32.9)	(23.3)

Profit from ordinary activities after related income tax expense			4.8	37.3	93.3	134.3
Profit attributable to outside equity interests			(1.2)	(2.1)	(3.4)	(4.0)

Net profit attributable to Burns, Philp & Company Limited shareholders			3.6	35.2	89.9	130.3

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations			0.3	(21.2)	(19.5)	(27.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”			—	—	—	(0.3)

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognized directly in equity			0.3	(21.2)	(19.5)	(28.2)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	15		3.9	14.0	70.4	102.1

Earnings per share — basic (cents)
Continuing operations	17		(0.1)	2.9	3.8	6.6
Discontinued operations	17		—	—	—	6.3

Basic earnings/(loss) per share			(0.1)	2.9	3.8	12.9

Earnings per share — diluted (cents)
Continuing operations	17		0.1	1.4	3.2	3.0
Discontinued operations	17		—	—	—	2.4

Diluted earnings per share			0.1	1.4	3.2	5.4

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		March 31,	June 30,
	Note	2004	2003
	(A$ million)
Current assets
Cash assets		92.0	180.5
Receivables		343.7	385.0
Inventories	7	281.6	314.5
Prepaid slotting allowances		7.7	10.2
Other assets		11.4	43.3

Total current assets		736.4	933.5

Non current assets
Receivables		2.8	8.4
Investments accounted for using the equity method	8	55.4	53.6
Other financial assets		5.1	4.7
Property, plant and equipment	9	1,017.8	1,114.9
Intangible assets	10	2,228.2	2,265.3
Deferred tax assets		62.5	78.2
Prepaid slotting allowances		15.4	20.3
Deferred borrowing costs		116.5	113.9
Other assets		11.8	11.3

Total non current assets		3,515.5	3,670.6

Total assets		4,251.9	4,604.1

Current liabilities
Payables		380.3	499.7
Interest bearing liabilities	11	126.1	178.8
Current tax liabilities		17.1	29.0
Provisions	12	144.9	195.5

Total current liabilities		668.4	903.0

Non current liabilities
Payables		12.1	6.2
Interest bearing liabilities	11	2,578.3	2,813.8
Deferred tax liabilities		20.3	22.4
Provisions	12	107.7	100.4

Total non current liabilities		2,718.4	2,942.8

Total liabilities		3,386.8	3,845.8

Net assets		865.1	758.3

Equity
Contributed equity	13	1,114.1	1,063.9
Reserves		(253.9)	(234.4)
Accumulated losses	14	(20.3)	(96.7)

Equity attributable to Burns, Philp & Company Limited shareholders		839.9	732.8
Outside equity interests		25.2	25.5

Total equity	15	865.1	758.3

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended
		March 31,
	Note	2004	2003
		(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations		2,633.8	1,102.9
Cash payments in the course of operations:
Payments to suppliers and employees		(2,244.1)	(918.1)
Prepaid slotting allowances paid		(12.5)	(8.4)
Dividends received from associates		4.8	8.2
Interest and other items of similar nature received		5.5	13.8
Borrowing costs paid		(197.3)	(78.8)
Income taxes		(40.6)	(9.5)
Business restructuring costs paid		(82.7)	—

Net cash provided by operating activities		66.9	110.1

Cash flows from investing activities
Payment for property, plant and equipment		(61.1)	(43.0)
Payment for purchase of other financial assets		(0.7)	—
Payment for businesses, net of cash acquired:
Goodman Fielder		(35.1)	(1,514.7)
Fleischmann’s Latin America		(2.3)	(191.5)
Proceeds from disposal of property, plant and equipment		20.3	23.4
Proceeds from disposal of other financial assets		—	2.4
Proceeds from disposal of businesses, net of cash disposed of		—	158.8
Proceeds from recovery of vendor finance loan	3(b)(iii)	30.0	—
Other		0.1	(1.2)

Net cash used in investing activities (a)		(48.8)	(1,565.8)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options		50.2	121.7
Buy-back of convertible debt bonds		—	(181.1)
Repayment of other borrowings		(122.5)	(726.1)
Draw down of other borrowings		16.0	1,849.1
Refinancing costs paid		(12.6)	(12.1)
Debt issue costs paid		(8.7)	(19.5)
Dividends paid – converting preference shares	5	(13.5)	(17.8)
Dividends paid – Goodman Fielder shareholders		—	(0.9)
Dividends paid – outside equity interests		(2.0)	(0.8)
Other		—	(3.9)

Net cash (used in) / provided by financing activities (a)		(93.1)	1,008.6

Net decrease in cash held		(75.0)	(447.1)
Cash at beginning of period		178.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)		(16.2)	(7.5)

Cash at end of period (b)		86.8	468.1

(a)	Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current or prior corresponding nine months.

	March 31,	March 31,
	2004	2003
	(A$ million)
(b) Reconciliation of cash
Cash assets	92.0	472.6
Bank overdrafts	(5.2)	(4.5)

Cash as per statements of cash flows	86.8	468.1

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been applied in the preparation of these interim financial statements, are:

(a)	Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 “Interim Financial Reporting”, other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. It is recommended that this interim financial report be read in conjunction with the June 30, 2003 Annual Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2004, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2003 audited consolidated financial statements.

The carrying amounts of non current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b)	Principles of consolidation

The unaudited interim consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 1. Statement of Significant Accounting Policies (Continued)

(d)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity has now formally notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 52 “Income Tax Accounting under the Tax Consolidation System” in the nine months ended March 31, 2004. The head entity in the consolidated tax group is Burns, Philp & Company Limited, and each subsidiary in the consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group’s deferred tax balances arising from the formation of a consolidated tax group.

(e)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder, we have reassessed the allowances we deduct from gross sales revenue. As a consequence of this, certain allowances which were previously recognized in marketing, selling and distribution expenses during the three months and nine months ended March 31, 2003, have been reclassified and deducted from sales revenue. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$18.0 million for the three months ended March 31, 2003 and of A$63.0 million for the nine months ended March 31, 2003. The impact on sales revenue as previously reported by business segment is set out below:

	Three months ended		Nine months ended
	March 31, 2003		March 31, 2003
	Yeast	Herbs &	Yeast	Herbs &
	North America	Spices	North America	Spices
		(A$ million)
Sales revenue previously reported	69.2	85.2	254.0	332.7
Effect of reclassification	(2.6)	(15.4)	(11.8)	(51.2)

Adjusted sales revenue	66.6	69.8	242.2	281.5

(f)	Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

(g)	Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the three and nine months ended March 31, 2004 and 2003, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the three and nine months ended March 31, 2004 and 2003, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

(h)	Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as of March 31, 2004.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 1. Statement of Significant Accounting Policies (Continued)

(i)	Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarized below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impact on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption in the reporting periods commencing on July 1, 2005.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

•	To the extent not already recognized, financial instruments must be recognized in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities being recognized and, as tax effects follow the underlying transaction, some tax effects may be recognized in equity;

•	To the extent not already recognized, surpluses and deficits in the defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognized in the statement of financial position and the statement of financial performance;

•	Intangible assets:

-	Internally generated intangible assets will not be recognized;

-	Intangible assets can only be revalued if there is an active market;

This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.

•	Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortized; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
		(A$ million)
Note 2. Revenue From Ordinary Activities
Sale of goods revenue from operating activities	782.9	395.6	2,521.9	1,038.5
Rendering of services revenue from operating services	—	—	—	7.0

Total revenue from sale of goods and rendering of services	782.9	395.6	2,521.9	1,045.5
Other revenues from operating activities
Interest revenue	0.7	3.9	3.9	13.0
Proceeds from disposal of non current assets and businesses	2.8	9.7	20.7	16.6
Other	1.8	—	3.9	1.4
Other revenue from outside operating activities
Individually significant proceeds from disposal of non current assets and businesses	—	—	—	169.6
Individually significant proceeds received on recovery of vendor finance loan	—	—	30.0	—
Individually significant unrealized foreign currency gain	6.1	37.3	75.6	37.3

Total revenue from ordinary activities	794.3	446.5	2,656.0	1,283.4

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain/(loss) on disposal of property, plant and equipment*	0.1	(0.1)	0.4	10.1
Net gain on disposal of businesses**	—	—	—	51.8
Unrealized foreign currency gain**	6.1	37.3	75.6	37.3
Recovery of vendor finance loan**	—	—	30.0	—
Provisions for restructuring of new businesses**	(2.0)	—	(15.9)	—
Carrying value of net assets and properties sold**	—	—	—	(111.2)
Deferred borrowing costs written off**	—	—	—	(14.4)
Depreciation and amortization:
Property, plant and equipment	(26.5)	(15.5)	(84.5)	(40.5)
Goodwill	(18.4)	(3.9)	(54.1)	(5.9)
Identifiable intangibles assets	(5.8)	(3.1)	(17.8)	(7.3)
Prepaid slotting allowances	(4.1)	(0.5)	(16.6)	(18.9)

Total depreciation and amortization	(54.8)	(23.0)	(173.0)	(72.6)

*	The net gain of A$10.1 million in the nine months ended March 31, 2003 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item (refer note 3(b)).

**	These amounts have been included in individually significant items (refer note 3(b)).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)
(b) Individually significant items
Included in other revenue from ordinary activities	6.1	37.3	105.6	206.9
Included in general and administrative expenses from ordinary activities	(2.0)	—	(15.9)	(125.6)

Total individually significant items	4.1	37.3	89.7	81.3

Consisting of:
(i) Unrealized foreign currency gain	6.1	37.3	75.6	37.3
(ii) Provisions for restructuring of new businesses	(2.0)	—	(15.9)	—
(iii) Recovery of vendor finance loan	—	—	30.0	—
(iv) Gain on sale of Australasian Terminals business
Sale proceeds	—	—	—	83.5
Carrying amount of net assets sold	—	—	—	(42.8)
(v) Gain on sale of North America Industrial Vinegar business
Sale proceeds	—	—	—	76.9
Carrying amount of net assets sold	—	—	—	(65.8)
(vi) Gain on sale of South Yarra property
Sale proceeds	—	—	—	9.2
Carrying amount of property	—	—	—	(2.6)
(vii) Deferred borrowing costs written off	—	—	—	(14.4)

	4.1	37.3	89.7	81.3

(i)	Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$6.1 million for the three months ended March 31, 2004 (2003 – A$37.3 million) and A$75.6 million for the nine months ended March 31, 2004 (2003 – A$37.3 million) has been included in the consolidated statements of financial performance.

(ii)	Since June 30, 2003, additional restructuring programs have been implemented at Goodman Fielder. Redundancy and other costs from these restructuring programs of A$2.0 million for the three months ended March 31, 2004 and of A$15.9 million for the nine months ended March 31, 2004 have been expensed.

(iii)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognized as revenue in the nine months ended March 31, 2004.

(iv)	On August 7, 2002, Burns Philp announced that it had entered into an agreement to sell the Terminals business to controlled entities of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002 resulting in an A$40.7 million gain in the nine months ended March 31, 2003.

(v)	On August 23, 2002, Burns Philp announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on October 9, 2002, resulting in an A$11.1 million gain for the nine months ended March 31, 2003.

(vi)	Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold, resulting in an A$6.6 million gain for the nine months ended March 31, 2003.

(vii)	As part of the acquisition of Goodman Fielder during the year ended June 30, 2003, the Group’s then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement in the nine months ended March 31, 2003.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting

Business and geographic segments

Following the acquisition of Goodman Fielder in March 2003, the Group now operates in four main business segments with additional insignificant activity segmented in Other. During the nine months ended March 31, 2003, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has been included in Other in respect of the three and nine months ended March 31, 2003. The Group’s business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services
Yeast/Bakery	North America Latin America Europe Asia Pacific*	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients

Herbs and Spices	North America***	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads

Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour

Other	Asia Pacific North America	Bulk liquid storage** Industrial vinegar**

Corporate / T&D	Asia Pacific North America Europe	Administration, technology and development

*	Also includes fats and oils, flour, processed chicken, margarine, ice cream and snack foods

**	The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the nine months ended March 31, 2003. Refer notes 3(b), 16 and 18 for further details.

***	Refer to note 18 for information regarding the potential sale of this business segment.

Major customers

Two of the Group’s customers, which operate in the Australian retail grocery industry, represented approximately 23% of the Group’s consolidated sales revenue in the three months ended March 31, 2004 and 22% of the Group’s consolidated sales revenue in the nine months ended March 31, 2004.

No single customer represented 10% or more of the Group’s consolidated sales revenue in the three month and nine month periods ended March 31, 2003.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million
			Yeast/Bakery			Herbs & Spices	Goodman Fielder	Goodman Fielder	Other	Corporate/ T&D	Consolidated Total
							Australia	New
	North	Latin		Asia				Zealand
Three months ended March 31, 2004	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods *	48.7	50.2	42.9	87.9	229.7	56.6	356.1	139.9	0.6	—	782.9
Proceeds from sales of non current assets											2.8
Interest revenue											0.7
Unrealized foreign currency gain											6.1
Other unallocated revenue											1.8

Total revenue from ordinary activities											794.3

Result
Segment result	5.1	5.4	10.5	8.5	29.5	5.8	24.6	17.8	0.1	1.1	78.9
Share of net profits of associates	—	0.3	1.7	0.8	2.8	—	0.4	—	—	—	3.2

Segment EBIT	5.1	5.7	12.2	9.3	32.3	5.8	25.0	17.8	0.1	1.1	82.1

Net interest expense											(66.9)

Profit from ordinary activities before income tax											15.2
Income tax expense											(10.4)

Profit from ordinary activities after income tax											4.8
Outside equity interests											(1.2)

Net profit											3.6

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(3.4)	(3.8)	(2.9)	(5.4)	(15.5)	(1.3)	(24.0)	(9.8)	—	(0.1)	(50.7)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(4.1)	—	—	—	—	(4.1)
- Net expense from movements in provisions **	(1.1)	(1.6)	(1.5)	(0.6)	(4.8)	(0.7)	(38.7)	(0.7)	—	0.5	(44.4)
Individually significant items:
- Unrealized foreign currency gain	—	—	—	—	—	—	—	—	—	6.1	6.1
- Provisions for restructuring of new businesses	—	—	—	—	—	—	(2.0)	—	—	—	(2.0)

Assets
Segment assets	264.3	302.7	197.1	468.5	1,232.6	161.9	1,803.1	749.9	3.4	23.6	3,974.5
Equity accounted investments	—	9.9	20.9	18.6	49.4	—	6.0	—	—	—	55.4
Unallocated assets											222.0

Consolidated total assets	264.3	312.6	218.0	487.1	1,282.0	161.9	1,809.1	749.9	3.4	23.6	4,251.9

Liabilities
Segment liabilities	30.7	21.8	39.7	51.0	143.2	25.5	279.4	55.5	0.9	77.9	582.4
Unallocated liabilities											2,804.4

Consolidated total liabilities	30.7	21.8	39.7	51.0	143.2	25.5	279.4	55.5	0.9	77.9	3,386.8

Acquisitions of non current assets during the three months	1.5	2.3	1.4	1.8	7.0	0.4	8.7	2.7	—	—	18.8

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million
			Yeast/Bakery			Herbs & Spices	Goodman Fielder	Goodman Fielder	Other	Corporate/ T&D	Consolidated Total
							Australia	New
	North	Latin		Asia				Zealand
Three months ended March 31, 2003	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods *	66.6	52.7	42.0	49.2	210.5	69.8	79.9	28.9	6.5	—	395.6
Proceeds from sales of non current assets											9.7
Interest revenue											3.9
Unrealized foreign currency gain											37.3

Total revenue from ordinary activities											446.5

Result
Segment result	12.3	0.2	6.8	7.1	26.4	9.6	6.2	3.6	1.2	28.5	75.5
Share of net profits of associates	—	0.3	1.7	0.8	2.8	—	—	—	—	—	2.8

Segment EBIT	12.3	0.5	8.5	7.9	29.2	9.6	6.2	3.6	1.2	28.5	78.3

Net interest expense											(32.5)

Profit from ordinary activities before income tax											45.8
Income tax expense											(8.5)

Profit from ordinary activities after income tax											37.3
Outside equity interests											(2.1)

Net profit											35.2

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(4.2)	(4.1)	(3.4)	(2.9)	(14.6)	(1.6)	(4.7)	(1.6)	—	—	(22.5)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(0.5)	—	—	—	—	(0.5)
- Net expense from movements in provisions **	(1.1)	(1.2)	(0.4)	(0.3)	(3.0)	(1.5)	—	—	—	(5.3)	(9.8)
Individually significant items:
- Unrealized foreign currency gain	—	—	—	—	—	—	—	—	—	37.3	37.3

Acquisitions of non current assets during the three months	1.6	3.1	1.5	2.6	8.8	0.7	3.8	1.6	—	0.4	15.3

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)
Primary reporting by business segments (continued)

A$ million
			Yeast/Bakery			Herbs & Spices	Goodman Fielder	Goodman Fielder	Other	Corporate/ T&D	Consolidated Total
							Australia	New
	North	Latin		Asia				Zealand
Nine months ended March 31, 2004	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods *	177.3	168.1	124.9	290.8	761.1	205.2	1,123.2	430.0	2.4	—	2,521.9
Proceeds from sales of non current assets											20.7
Proceeds from recovery of vendor finance loan											30.0
Interest revenue											3.9
Unrealized foreign currency gain											75.6
Other unallocated revenue											3.9

Total revenue from ordinary activities											2,656.0

Result
Segment result	31.8	21.9	26.4	30.0	110.1	29.9	49.7	49.9	0.2	85.2	325.0
Share of net profits of associates	—	1.3	4.6	2.4	8.3	—	1.3	—	—	—	9.6

Segment EBIT	31.8	23.2	31.0	32.4	118.4	29.9	51.0	49.9	0.2	85.2	334.6

Net interest expense											(208.4)

Profit from ordinary activities before income tax											126.2
Income tax expense											(32.9)

Profit from ordinary activities after income tax											93.3
Outside equity interests											(3.4)

Net profit											89.9

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(10.8)	(12.2)	(8.8)	(16.8)	(48.6)	(4.2)	(72.0)	(30.5)	(0.1)	(1.0)	(156.4)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(16.6)	—	—	—	—	(16.6)
- Net expense from movements in provisions**	(3.6)	(6.3)	(3.5)	(1.5)	(14.9)	(2.3)	(34.5)	(2.3)	—	(2.6)	(56.6)
Individually significant items:
- Unrealized foreign currency gain	—	—	—	—	—	—	—	—	—	75.6	75.6
- Provisions for restructuring of new businesses	—	—	—	—	—	—	(15.9)	—	—	—	(15.9)
- Recovery of vendor finance loan	—	—	—	—	—	—	—	—	—	30.0	30.0

Assets
Segment assets	264.3	302.7	197.1	468.5	1,232.6	161.9	1,803.1	749.9	3.4	23.6	3,974.5
Equity accounted investments	—	9.9	20.9	18.6	49.4	—	6.0	—	—	—	55.4
Unallocated assets											222.0

Consolidated total assets	264.3	312.6	218.0	487.1	1,282.0	161.9	1,809.1	749.9	3.4	23.6	4,251.9

Liabilities
Segment liabilities	30.7	21.8	39.7	51.0	143.2	25.5	279.4	55.5	0.9	77.9	582.4
Unallocated liabilities											2,804.4

Consolidated total liabilities	30.7	21.8	39.7	51.0	143.2	25.5	279.4	55.5	0.9	77.9	3,386.8

Acquisitions of non current assets during the nine months	3.4	7.7	4.4	10.2	25.7	1.7	24.2	9.4	—	0.1	61.1
*	There were no significant inter-segment sales
**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segments (continued)

A$ million
			Yeast/Bakery			Herbs & Spices	Goodman Fielder	Goodman Fielder	Other	Corporate/ T&D	Consolidated Total
							Australia	New
	North	Latin		Asia				Zealand
Nine months ended March 31, 2003	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods and rendering of services*	242.2	125.8	121.7	125.0	614.7	281.5	79.9	28.9	40.5	—	1,045.5
Proceeds from sales of non current assets and businesses											186.2
Interest revenue											13.0
Unrealized foreign currency gain											37.3
Other unallocated revenue											1.4

Total revenue from ordinary activities											1,283.4

Result
Segment result	58.4	7.5	17.7	27.1	110.7	53.0	6.2	3.6	6.6	56.4	236.5
Share of net profits of associates	—	1.2	4.0	2.9	8.1	—	—	—	—	—	8.1

Segment EBIT	58.4	8.7	21.7	30.0	118.8	53.0	6.2	3.6	6.6	56.4	244.6

Net interest expense											(87.0)

Profit from ordinary activities before income tax											157.6
Income tax expense											(23.3)

Profit from ordinary activities after income tax											134.3
Outside equity interests											(4.0)

Net profit											130.3

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(12.9)	(8.6)	(10.2)	(7.4)	(39.1)	(5.0)	(4.7)	(1.6)	(3.1)	(0.2)	(53.7)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(18.9)	—	—	—	—	(18.9)
- Net expense from movements in provisions**	(2.5)	(1.8)	(1.8)	(0.6)	(6.7)	(3.5)	—	—	(0.5)	(5.7)	(16.4)
Individually significant items
- Gain on sale of terminals business in Australasia	—	—	—	—	—	—	—	—	—	40.7	40.7
- Gain on sale of vinegar business in North America	—	—	—	—	—	—	—	—	—	11.1	11.1
- Gain on sale of South Yarra property	—	—	—	6.6	6.6	—	—	—	—	—	6.6
- Deferred borrowing costs written off	—	—	—	—	—	—	—	—	—	(14.4)	(14.4)
- Unrealized foreign currency gain	—	—	—	—	—	—	—	—	—	37.3	37.3

Acquisitions of non current assets during the nine months	7.0	8.8	4.6	10.8	31.2	3.3	3.8	1.6	2.6	0.5	43.0

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million
	North	Latin			Consolidated
Three months ended March 31, 2004	America	America	Europe	Asia Pacific	Total
Revenue
External segment revenue from sale of goods *	105.3	50.2	42.9	584.5	782.9
Proceeds from sales of non current assets					2.8
Interest revenue					0.7
Unrealized foreign currency gain					6.1
Other unallocated revenue					1.8

Total revenue from ordinary activities					794.3

Result
Segment result	9.5	5.4	10.3	53.7	78.9
Share of net profits of associates	—	0.3	1.7	1.2	3.2

Segment EBIT	9.5	5.7	12.0	54.9	82.1

Assets
Segment assets	430.7	302.7	202.1	3,039.0	3,974.5
Equity accounted investments	—	9.9	20.9	24.6	55.4
Unallocated assets					222.0

Consolidated total assets	430.7	312.6	223.0	3,063.6	4,251.9

Acquisitions of non current assets during the three months	1.9	2.3	1.4	13.2	18.8

A$ million
	North	Latin			Consolidated
Three months ended March 31, 2003	America	America	Europe	Asia Pacific	Total
Revenue
External segment revenue from sale of goods *	136.5	52.7	42.0	164.4	395.6
Proceeds from sales of non current assets					9.7
Interest revenue					3.9
Unrealized foreign currency gain					37.3

Total revenue from ordinary activities					446.5

Result
Segment result	20.0	0.2	6.6	48.7	75.5
Share of net profits of associates	—	0.3	1.7	0.8	2.8

Segment EBIT	20.0	0.5	8.3	49.5	78.3

Acquisitions of non current assets during the three months	2.3	3.1	1.5	8.4	15.3

* There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments (continued)

A$ million
	North	Latin			Consolidated
Nine months ended March 31, 2004	America	America	Europe	Asia Pacific	Total
Revenue
External segment revenue from sale of goods *	382.5	168.1	124.9	1,846.4	2,521.9
Proceeds from sales of non current assets					20.7
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					3.9
Unrealized foreign currency gain					75.6
Other unallocated revenue					3.9

Total revenue from ordinary activities					2,656.0

Result
Segment result	56.8	21.9	24.9	221.4	325.0
Share of net profits of associates	—	1.3	4.6	3.7	9.6

Segment EBIT	56.8	23.2	29.5	225.1	334.6

Assets
Segment assets	430.7	302.7	202.1	3,039.0	3,974.5
Equity accounted investments	—	9.9	20.9	24.6	55.4
Unallocated assets					222.0

Consolidated total assets	430.7	312.6	223.0	3,063.6	4,251.9

Acquisitions of non current assets during the nine months	5.1	7.7	4.4	43.9	61.1

A$ million
	North	Latin			Consolidated
Nine months ended March 31, 2003	America	America	Europe	Asia Pacific	Total
Revenue
External segment revenue from sale of goods and rendering of services*	549.3	125.8	121.7	248.7	1,045.5
Proceeds from sales of non current assets and businesses					186.2
Interest revenue					13.0
Unrealized foreign currency gain					37.3
Other unallocated revenue					1.4

Total revenue from ordinary activities					1,283.4

Result
Segment result	123.7	7.5	17.0	88.3	236.5
Share of net profits of associates	—	1.2	4.0	2.9	8.1

Segment EBIT	123.7	8.7	21.0	91.2	244.6

Acquisitions of non current assets during the nine months	10.7	8.8	4.6	18.9	43.0

*	There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 5. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (previous corresponding nine months nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current nine months were as follows:

September 30, 2003:	0.56710 cents per CP Share (unfranked)	A$4.5 million
December 31, 2003:	0.56710 cents per CP Share (unfranked)	A$4.5 million
March 31, 2004:	0.56100 cents per CP Share (unfranked)	A$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding nine months were as follows:

July 1, 2002:	0.55480 cents per CP Share (unfranked)	A$4.4 million*
September 30, 2002:	0.56100 cents per CP Share (unfranked)	A$4.5 million
December 31, 2002:	0.56710 cents per CP Share (unfranked)	A$4.5 million
March 31, 2003:	0.55480 cents per CP Share (unfranked)	A$4.4 million

*	Provided as of June 30, 2002

Interim Dividends on all Securities

	Nine months ended
	March 31,
	2004	2003
	(A$ million)
Ordinary shares	—	—
CP Shares
Provided as of June 30, 2002 and paid July 1, 2002	—	4.4
Declared and paid during the nine months	13.5	13.4

Total	13.5	17.8

The dividend payment date with respect to the CP Shares for the remainder of the period to June 30, 2004 will be June 30, 2004.

Franking Credits Available

As of March 31, 2004, the balance of franking credits available for the franking of dividends was A$22.9 million.

The above amount is based on the balance of the dividend franking account as of March 31, 2004, adjusted to reflect the impact of the new Tax Consolidation legislation as well as the franking amounts that will arise from the current Australian tax liabilities.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
		(A$ million)
Note 6. Income Tax
Income tax expense relating to ordinary activities
Prima facie income tax expense calculated at 30% on profit from ordinary activities	(4.6)	(13.8)	(37.9)	(47.3)
(Increase)/decrease in income tax expense due to:
Recoupment of tax losses and timing differences not previously recognized	(3.6)	17.0	13.2	32.3
Amortization of intangibles not deductible for tax	(6.1)	(2.8)	(18.4)	(4.0)
Proceeds received on recovery of vendor finance loan not taxable	—	—	9.0	—
Non assessable gain on sale of Australasian Terminals business	—	—	—	12.5
Share of net profits of associates	1.2	0.8	2.9	2.4
Differences in overseas tax rates	(0.8)	(1.7)	(5.4)	(6.5)
Other permanent adjustments	3.5	(8.0)	3.7	(8.1)

Income tax expense relating to ordinary activities before individually significant income tax item	(10.4)	(8.5)	(32.9)	(18.7)
Individually significant income tax item:
Income tax expense resulting from a subsidiary ownership restructuring	—	—	—	(4.6)

Income tax expense relating to ordinary activities	(10.4)	(8.5)	(32.9)	(23.3)

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 7. Inventories
Current
Raw materials (a)	120.6	148.3
Provision against raw materials	(1.1)	(1.0)
Work in progress (a)	19.8	23.1
Provision against work in progress	—	(0.1)
Finished goods (a)	144.0	147.0
Provision against finished goods	(1.7)	(2.8)

Total inventories	281.6	314.5

(a)	At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 8. Investments Accounted for Using the Equity Method
Non current
Associates	55.4	53.6

			% Ownership Interest
			March 31,	June 30,
Name	Principal Activities	Balance date	2004	2003
Fresh Start Bakeries Australia Pty Ltd *	Buns Manufacture	June 30	50.0	90.9
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
Levaduras Collico SA	Yeast Manufacture	June 30	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	49.0	49.0
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Quingdao Xinghua Foodstuff & Cereal Oil Co Ltd	Food Manufacture	June 30	30.0	30.0

* While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Ltd as of June 30, 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement the Group’s ownership interest was reduced to 50% during the current period.

The share of net profits of associates comprise:

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
	(A$ million)
Share of profit from ordinary activities before income tax	4.4	3.9	13.2	11.2
Share of income tax on ordinary activities	(1.2)	(1.1)	(3.6)	(3.1)

Share of net profits of associates	3.2	2.8	9.6	8.1

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 9. Property, Plant and Equipment
Plant and equipment
Cost	951.6	1,014.8
Accumulated depreciation	(343.0)	(334.7)

Total plant and equipment	608.6	680.1

Freehold properties
Cost	397.2	414.9
Accumulated depreciation	(22.9)	(18.4)

Total freehold properties	374.3	396.5

Leasehold properties
Cost	23.5	24.0
Accumulated amortization	(2.4)	(1.5)

Total leasehold properties	21.1	22.5

Leasehold improvements
Cost	19.1	21.1
Accumulated amortization	(5.3)	(5.3)

Total leasehold improvements	13.8	15.8

Total property, plant and equipment	1,017.8	1,114.9

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 10. Intangible Assets
Identifiable intangible assets
Cost	938.4	969.3
Accumulated amortization	(61.1)	(45.4)

Total identifiable intangible assets	877.3	923.9

Purchased goodwill
Cost (a)	1,435.8	1,374.1
Accumulated amortization	(84.9)	(32.7)

Total purchased goodwill	1,350.9	1,341.4

Total intangible assets	2,228.2	2,265.3

(a)	Written down to recoverable amount where appropriate.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 11. Interest Bearing Liabilities
Current
Secured
Senior indebtedness
Term loan facilities (b)	113.6	94.0
Revolving loan facility (b)	—	60.0
Bank overdrafts (c)	5.2	1.1
Other indebtedness (c)	5.0	10.4
Unsecured
Bank overdrafts (c)	—	1.4
Other indebtedness (c)	2.3	11.9

Total current interest bearing liabilities	126.1	178.8

Non current
Secured
Senior indebtedness
Term loan facilities (b)	1,463.0	1,572.1
Other indebtedness (c)	2.7	—
Unsecured
9.5% senior notes due 2010 (f)	132.4	149.9
10.75% senior subordinated notes due 2011 (a) (e)	265.3	299.6
9.75% senior subordinated notes due 2012 (d)	529.7	599.8
New Zealand Subordinated Capital Notes (g)	185.2	185.7
Other indebtedness (c)	—	6.7

Total non current interest bearing liabilities	2,578.3	2,813.8

(a) Notes payable	278.1	314.9
Unamortized discount	(12.8)	(15.3)

	265.3	299.6

(b)	Senior indebtedness as of March 31, 2004 consisted of A$1,576.6 million (equivalent) drawn under the Group’s secured senior credit facilities. As of March 31, 2004, A$113.6 million of this indebtedness is classified as a current liability and A$1,463.0 million as a non current liability.

Term A Loan Senior Funding Agreement

On January 16, 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility and an A$100.0 million revolving facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a U.S.$270.0 million six year senior secured credit facility, referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted security over their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favor of a security trustee.

The Group has granted security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 11. Interest Bearing Liabilities (Continued)

(c)	In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these Notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these Notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old Notes were tendered and exchanged for new Notes which can be publicly traded in the United States.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million. They bear interest at 10.75% and mature on February 15, 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these Notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these Notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old Notes were tendered and exchanged for new Notes which can be publicly traded in the United States.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100.0 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these Notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these Notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old Notes were tendered and exchanged for new Notes which can be publicly traded in the United States.

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand Subordinated Capital Notes. These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 12. Provisions
Current
Employee benefits	49.2	54.1
Business closure and rationalization	28.9	75.7
Workers’ compensation	15.4	11.4
Legal claims	26.2	26.9
Other	25.2	27.4

Total current provisions	144.9	195.5

Non current
Employee benefits	63.2	55.3
Workers’ compensation	34.1	34.4
Other	10.4	10.7

Total non current provisions	107.7	100.4

	March 31,	June 30,
	2004	2003
	(A$ million)
Note 13. Contributed Equity
Issued and paid-up share capital
2,031,834,572 (June 2003— 1,780,681,266) ordinary shares, fully paid	880.2	830.0
797,300,123 (June 2003— 797,371,199) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,063.9

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), and share options (2003 Options), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options during the current period	251,082,230	50.2
Conversion of CP Shares during the current period	71,076	—

Ordinary shares as of March 31, 2004	2,031,834,572	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2003	797,371,199	233.9
CP Shares converted during the current period	(71,076)	—

CP Shares as of March 31, 2004	797,300,123	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 13. Contributed Equity (Continued)

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Share Options (2003 Options)

Number of Options
Total number of 2003 Options issued	1,500,000,000
Exercised as of June 30, 2003	(1,248,428,982)

Issued 2003 Options as of June 30, 2003	251,571,018
Exercised prior to expiration date	(251,082,230)
Options lapsed on expiry	(488,788)

Issued 2003 Options as of March 31, 2004	—

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date, lapsed.

Nine months ended
March 31, 2004
(A$ million)
Note 14. Accumulated Losses

Accumulated losses as of June 30, 2003	(96.7)
Net profit attributable to Burns, Philp & Company Limited shareholders	89.9
Dividends declared and paid during the nine months — CP Shares (refer note 5)	(13.5)

Accumulated losses as of March 31, 2004	(20.3)

Note 15. Total Equity
Total equity as of June 30, 2003	758.3
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statement of financial performance	70.4
Transactions with Burns, Philp & Company Limited shareholders as owners:
Contributions of equity (refer note 13)	50.2
Dividends declared and paid during the nine months – CP Shares (refer note 5)	(13.5)
Total changes in outside equity interests	(0.3)

Total equity as of March 31, 2004	865.1

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 16. Acquisition / Disposal of Controlled Entities

Control was not gained or lost over any entity during the current nine months.

In the previous corresponding nine months, the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann’s yeast and industrial bakery ingredients business in Latin America for total consideration of A$210.2 million, and obtained control of Goodman Fielder Pty Limited and its controlled entities on March 19, 2003.

With the sale of the Australasian Terminals business during the previous corresponding nine months, there was a loss of control over Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in an A$40.7 million gain being brought to account in the nine months ended March 31, 2003 (refer notes 3(b) and 18 for further details).

Note 17. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	2003 Options outstanding (up until expiration date of August 14, 2003)

(b)	CP Shares

Earnings reconciliation

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
		(A$ million)
Net profit attributable to Burns, Philp & Company Limited shareholders	3.6	35.2	89.9	130.3
Less: CP Shares dividend	(4.5)	(4.4)	(13.5)	(13.4)

Basic earnings/(loss)	(0.9)	30.8	76.4	116.9
Add: CP Shares dividend	4.5	4.4	13.5	13.4

Diluted earnings	3.6	35.2	89.9	130.3

Basic earnings/(loss) comprise:
Continuing operations	(0.9)	30.8	76.4	59.8
Discontinued operations (a)	—	—	—	57.1

	(0.9)	30.8	76.4	116.9

Diluted earnings comprise:
Continuing operations	3.6	35.2	89.9	73.2
Discontinued operations (a)	—	—	—	57.1

	3.6	35.2	89.9	130.3

(a)	Earnings for the nine months ended March 31, 2003 included an A$11.1 million gain on sale of the North American Industrial Vinegar business, and an A$40.7 million gain on sale of the Australasian Terminals business.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 17. Earnings Per Share (Continued)

Weighted average number of shares used as the denominator

	Three months ended		Nine months ended
	March 31,		March 31,
	2004	2003	2004	2003
	Shares	Shares	Shares	Shares
	(million)	(million)	(million)	(million)
Number for basic earnings per share	2,031.8	1,076.0	1,987.4	909.9
Adjust for:
Effect of 2003 Options	—	578.3	30.7	699.6
Effect of CP Shares	797.3	797.4	797.3	797.4

Number for diluted earnings per share	2,829.1	2,451.7	2,815.4	2,406.9

Note 18. Discontinued Operations

Terminals and Vinegar businesses

On April 18, 2002, the Board announced its plan to sell the Australasian Terminals and the North American Vinegar businesses, and the disposals of these businesses were finalized during the nine month period ended March 31, 2003.

Additional financial information in respect of these businesses is set out below:

		Terminals				Vinegar
	Three months ended		Nine months ended		Three months ended		Nine months ended
	March 31,		March 31,		March 31,		March 31,
A$ million	2004	2003	2004	2003	2004	2003	2004	2003
Financial performance information
Revenue from ordinary activities	—	—	—	7.0	—	—	—	25.5
Expenses from ordinary activities	—	—	—	(5.4)	—	—	—	(21.8)

Segment result (EBIT)	—	—	—	1.6	—	—	—	3.7
Net interest revenue	—	—	—	—	—	—	—	0.1

Profit from ordinary activities before income tax	—	—	—	1.6	—	—	—	3.8
Income tax expense	—	—	—	(0.1)	—	—	—	—

Net profit	—	—	—	1.5	—	—	—	3.8

Cash flow information
Net cash provided by operating activities	—	—	—	0.8	—	—	—	6.3
Net cash (used in) investing activities	—	—	—	(2.2)	—	—	—	(0.4)

Net increase/(decrease) in cash held	—	—	—	(1.4)	—	—	—	5.9

Because both businesses had been sold by December 31, 2002, there are no assets or liabilities related to these businesses included in the consolidated statements of financial position as of March 31, 2004 and June 30, 2003.

Herbs and Spices business

On March 4, 2004, the Company announced its intention to pursue the sale of the Herbs and Spices business in North America. As of the date of this report, the Company has not entered into any contractual arrangements to sell this business. Accordingly, the business has been reported as part of the continuing operations of the Company in this financial report.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 19. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$26.2 million has been recognized in the consolidated financial statements as of March 31, 2004. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

Note 20. Events Subsequent to Balance Date

No events have occurred subsequent to balance date which would have a material effect on the financial report.

Note 21. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell U.S.$400.0 million of Senior Subordinated Notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$210.0 million of Senior Subordinated Notes due 2011 (collectively referred to as the “Senior Subordinated Notes”) and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$100.0 million of Senior Notes due 2010, Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited’s and Burns Philp Capital (U.S.) Inc.’s obligation to pay principal and interest on the Senior Subordinated Notes and the Senior Notes. The guarantors of the Senior Subordinated Notes and the Senior Notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The Senior Subordinated Notes and the Senior Notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the Senior Subordinated Notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidated financial information presents:

(1)	Condensed consolidating statements of financial position as of March 31, 2004 and June 30, 2003, and statements of financial performance and cash flows for the nine months ended March 31, 2004 and 2003 of:

(a)	Burns, Philp & Company Limited, the parent;

(b)	Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;

(c)	the other guarantor subsidiaries;

(d)	the non-guarantor subsidiaries; and

(e)	the Group on a consolidated basis; and

(2)	Adjustments and elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with issuer and guarantor and non-guarantor subsidiaries.

For the purposes of this Note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the nine months ended March 31, 2004
Revenue from sale of goods	—	—	2,138.1	383.8	—	2,521.9
Other revenues from ordinary activities	4.1	—	129.4	0.8	(4.1)	130.2

Total revenue	4.1	—	2,267.5	384.6	(4.1)	2,652.1

Costs and expenses:
Cost of sales	—	—	1,322.8	250.4	—	1,573.2
Selling, marketing and distribution	—	—	437.5	49.1	—	486.6
General and administrative	4.6	(105.8)	320.8	35.9	(4.1)	251.4
Individually significant item	—	—	15.9	—	—	15.9

Total costs and expenses	4.6	(105.8)	2,097.0	335.4	(4.1)	2,327.1

Operating income	(0.5)	105.8	170.5	49.2	—	325.0
Interest expense	(4.3)	(82.5)	(212.3)	(6.5)	93.3	(212.3)
Interest income	20.3	64.8	11.7	0.4	(93.3)	3.9
Share of net profit of associates accounted for using the equity method	—	—	9.6	—	—	9.6
Minority interests	—	—	—	(3.4)	—	(3.4)

Profit/(loss) before income taxes	15.5	88.1	(20.5)	39.7	—	122.8

Income tax benefit/(expense)	—	—	(18.4)	(14.5)	—	(32.9)
Equity in earnings of subsidiaries	74.4	—	25.2	7.6	(107.2)	—

Australian GAAP net profit	89.9	88.1	(13.7)	32.8	(107.2)	89.9

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the nine months ended March 31, 2003
Revenue from sale of goods	—	—	690.1	348.4	—	1,038.5
Revenue from rendering services	—	—	—	7.0	—	7.0
Other revenues from ordinary activities	5.6	68.0	186.7	21.4	(56.8)	224.9

Total revenue	5.6	68.0	876.8	376.8	(56.8)	1,270.4

Costs and expenses:
Cost of sales	—	—	370.7	217.3	—	588.0
Cost of services	—	—	—	5.4	—	5.4
Selling, marketing and distribution	—	—	140.7	62.5	—	203.2
General and administrative	11.6	—	116.5	34.4	(50.8)	111.7
Individually significant items	—	—	139.3	—	(13.7)	125.6

Total costs and expenses	11.6	—	767.2	319.6	(64.5)	1,033.9

Operating income	(6.0)	68.0	109.6	57.2	7.7	236.5
Interest expense	—	(55.7)	(81.3)	(13.9)	50.9	(100.0)
Interest income	14.5	29.6	16.4	3.4	(50.9)	13.0
Share of net profit of associates accounted for using the equity method	—	—	6.9	1.2	—	8.1
Minority interests	—	—	—	(4.2)	0.2	(4.0)

Profit/(loss) before income taxes	8.5	41.9	51.6	43.7	7.9	153.6

Income tax benefit/(expense)	6.1	—	(3.0)	(18.9)	(7.5)	(23.3)
Equity in earnings of subsidiaries	115.7	—	24.8	5.5	(146.0)	—

Australian GAAP net profit	130.3	41.9	73.4	30.3	(145.6)	130.3

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position
as of March 31, 2004
Total current assets	6.8	0.8	575.7	153.1	—	736.4
Net property, plant and equipment	0.1	—	814.9	202.8	—	1,017.8
Goodwill and other intangibles	—	—	2,113.2	115.0	—	2,228.2
Investments	462.8	—	662.8	72.7	(1,137.8)	60.5
Intra-group receivables	469.8	1,144.7	87.1	458.8	(2,160.4)	—
Total other assets	—	45.8	155.1	8.1	—	209.0

Total assets	939.5	1,191.3	4,408.8	1,010.5	(3,298.2)	4,251.9

Total current liabilities	7.2	20.9	520.7	119.6	—	668.4
Long term debt	—	927.4	1,648.3	2.6	—	2,578.3
Other long term liabilities	0.6	—	127.9	11.6	—	140.1
Intra-group payables	91.8	—	2,022.1	46.5	(2,160.4)	—

Total liabilities	99.6	948.3	4,319.0	180.3	(2,160.4)	3,386.8

Australian GAAP shareholders’ equity	839.9	243.0	89.8	830.2	(1,137.8)	865.1

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial
position as of June 30, 2003
Total current assets	7.5	0.3	291.4	671.8	(37.5)	933.5
Net property, plant and equipment	0.1	—	299.3	815.5	—	1,114.9
Goodwill and other intangibles	—	—	245.4	2,019.9	—	2,265.3
Investments	369.5	—	2,591.0	77.0	(2,979.2)	58.3
Intra-group receivables	424.4	1,204.5	627.3	421.3	(2,677.5)	—
Total other assets	—	42.6	154.8	34.7	—	232.1

Total assets	801.5	1,247.4	4,209.2	4,040.2	(5,694.2)	4,604.1

Total current liabilities	6.2	43.4	314.0	576.9	(37.5)	903.0
Long term debt	—	1,049.3	1,757.8	6.7	—	2,813.8
Other long term liabilities	0.5	—	35.8	92.7	—	129.0
Intra-group payables	62.0	—	2,010.7	604.8	(2,677.5)	—

Total liabilities	68.7	1,092.7	4,118.3	1,281.1	(2,715.0)	3,845.8

Australian GAAP shareholders’ equity	732.8	154.7	90.9	2,759.1	(2,979.2)	758.3

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2004

Note 21. Condensed Consolidating Guarantor Financial Information (Continued)

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of cash flows for nine
months ended March 31, 2004
Net operating cash flows	(9.1)	3.3	29.0	43.7	—	66.9
Net investing cash flows	(27.7)	—	56.0	(77.1)	—	(48.8)
Net financing cash flows	36.7	(3.5)	(124.3)	(2.0)	—	(93.1)

Net (decrease)/increase in cash held	(0.1)	(0.2)	(39.3)	(35.4)	—	(75.0)
Cash at beginning of period	0.7	0.3	110.9	66.1	—	178.0
Exchange rate adjustments	—	—	(14.2)	(2.0)	—	(16.2)

Australian GAAP cash at end of period	0.6	0.1	57.4	28.7	—	86.8

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of cash flows for nine
months ended March 31, 2003
Net operating cash flows	4.2	(7.9)	143.0	(27.3)	(1.9)	110.1
Net investing cash flows	2.5	—	(1,550.1)	(15.6)	(2.6)	(1,565.8)
Net financing cash flows	(26.5)	(618.8)	1,472.1	177.3	4.5	1,008.6

Net (decrease)/increase in cash held	(19.8)	(626.7)	65.0	134.4	—	(447.1)
Cash at beginning of period	21.0	695.3	173.0	33.4	—	922.7
Exchange rate adjustments	0.2	12.9	(17.6)	(3.0)	—	(7.5)

Australian GAAP cash at end of period	1.4	81.5	220.4	164.8	—	468.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains disclosures which are “forward-looking statements.’’ Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as “may,’’ “will,’’ “projects,’’ “plan,’’ “anticipates,’’ “believes,’’ “expects,’’ “intends’’ or “continue.’’ Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

•	our significant debt levels;
•	our ability to incur substantially more debt;
•	operating and financial restrictions in our debt agreements;
•	the markets in which we operate becoming more competitive;
•	risks associated with international operations;
•	the possible departure of key executive officers;
•	risks associated with having some customers that contribute a significant amount of our revenue;
•	the availability of supply sources;
•	our acquisition of Goodman Fielder and the additional indebtedness and other liabilities we have incurred in connection with that acquisition;
•	the impact of environmental and other government regulation on our business;
•	changes in foreign currency exchange rates;
•	changes in accounting practices; and
•	changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

The current quarter and nine month period include the results of our recent business acquisitions, Goodman Fielder and the Fleischmann’s yeast and industrial bakery ingredients business in Latin America. The prior corresponding quarter and nine month period included the results of Fleischmann’s Latin America from October 31, 2002, the date of acquisition and the results of Goodman Fielder from March 19, 2003, the date of acquisition. As a consequence of these acquisitions, our revenues, cost of goods sold, and selling, general and administrative expenses, and borrowing costs in the current quarter and nine month period have increased substantially compared to the prior corresponding periods.

Three Month Period Ended March 31, 2004 Compared to Three Month Period Ended March 31, 2003

Overview

Net profit for the three month period ended March 31, 2004, which was our third quarter of fiscal 2004, decreased to A$3.6 million from A$35.2 million in the third quarter of fiscal 2003. This was primarily due to the additional interest expense of A$34.4 million from our borrowings resulting from the acquisition of Goodman Fielder and the impact on earnings of the appreciation of the Australian dollar against the U.S. dollar and other major currencies. The current period was also affected by a net individually significant gain of A$4.1 million, which is comprised of an A$6.1 million unrealized foreign currency gain offset by A$2.0 million of expense for additional restructuring costs at Goodman Fielder. The prior corresponding period included an unrealized foreign exchange gain of A$37.3 million.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 97.9% to A$782.9 million for the three month period ended March 31, 2004, from A$395.6 million for the three month period ended March 31, 2003. This increase was principally due to the revenue contributed from Goodman Fielder, acquired in March 2003. This was partially offset by the appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, which reduced revenues by approximately A$48.9 million, as well as reduced average prices in our North American industrial yeast business and reduced volumes in our herbs and spices business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the three month period ended March 31, 2004 increased 9.1% to A$229.7 million from A$210.5 million in the three month period ended March 31, 2003. This increase is primarily due to revenues of A$54.7 million from Goodman Fielder’s Asia Pacific businesses which are included in the current quarter. This is partially offset by a decline in revenues of approximately A$30.6 million as a result of changes in foreign currency exchange rates versus the Australian dollar.

Revenue in North America decreased 26.9% to A$48.7 million in the third quarter of fiscal 2004 from A$66.6 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$13.7 million, and the impact of a new competitor, USA Yeast, in industrial yeast which has led to reduced prices and volumes. While our volumes have only marginally decreased, average prices have decreased in the current quarter compared to average prices in the prior corresponding period. Sales volumes in consumer yeast were down, primarily reflecting a 5% decline in the market.

Revenue in Europe increased 2.1% to A$42.9 million in the current quarter from A$42.0 million in the prior year period. Revenue in Turkey improved as we have maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business, and the impact of the appreciation in the Australian dollar which reduced revenues by approximately A$4.1 million.

Revenue in Latin America decreased 4.7% to A$50.2 million in the three month period ended March 31, 2004 from A$52.7 million in the prior year period. This decrease was primarily due to the appreciation of the Australian dollar, which reduced revenues by approximately A$7.1 million. Improved volumes and prices in Argentina and Brazil mostly offset this effect.

Revenue in the Asia Pacific region increased 79.0% to A$87.9 million in the fiscal quarter ended March 31, 2004 from A$49.2 million in the prior year period. This increase was primarily due to the inclusion of the former Goodman Fielder Asia Pacific businesses which now report to our Asia-Pacific management team. These businesses contributed approximately A$54.7 million during the current quarter. Volume gains in our yeast businesses were offset by the impact of the appreciation of the Australian dollar, which reduced revenues by approximately A$5.7 million during the current quarter.

Herbs and Spices

Revenue in our herbs and spices business decreased 18.9% to A$56.6 million in the three month period ended March 31, 2004 from A$69.8 million in the prior corresponding period. This decrease in operating revenue was primarily due to the strengthening of the Australian dollar against the U.S. dollar which reduced revenue by approximately A$18.2 million. Volumes to our retail customers have started to recover following a protracted grocery workers strike in California in the first half of the fiscal year.

Goodman Fielder Australia

Revenue from Goodman Fielder Australia, which we acquired in March 2003, increased 345.7% to A$356.1 million during the current quarter compared to A$79.9 million during the prior corresponding period. This increase reflects the full period contribution of Goodman Fielder Australia following our acquisition on March 19, 2003. Revenues generated by these businesses, including revenues arising from new product development, are in line with expectations.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, increased 384.1% to A$139.9 million during the current quarter compared to A$28.9 million during the prior corresponding period. This increase reflects the full period contribution of Goodman Fielder New Zealand following our acquisition on March 19, 2003. Revenues generated by Goodman Fielder New Zealand, including revenues arising from new product development, are in line with expectations.

Other

Revenue from other businesses were A$0.6 million in the current quarter, compared to A$6.5 million in the prior corresponding period. The prior period included revenues earned by Goodman Fielder’s remaining ingredients business which was sold on April 4, 2003.

Segment EBIT

Segment EBIT increased 4.9% to A$82.1 million for the three month period ended March 31, 2004 from A$78.3 million for the three month period ended March 31, 2003, reflecting the contributions of our recently acquired Goodman Fielder business. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$6.3 million, compared to the prior corresponding quarter. We also recorded a A$6.1 million unrealized foreign currency gain in the current quarter on the portion of our U.S. dollar denominated borrowings which are unhedged, compared to an unrealized foreign currency gain of A$37.3 million recorded in the prior corresponding period. This current year gain was partially offset by an A$2.0 million expense for additional restructuring costs at Goodman Fielder Australia.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Yeast and Bakery Ingredients

Segment EBIT in our yeast and bakery ingredients business in the three month period ended March 31, 2004, increased 10.6% to A$32.3 million from A$29.2 million in the three month period ended March 31, 2003.

Segment EBIT in North America decreased 58.5% to A$5.1 million from A$12.3 million in the prior corresponding period. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar which reduced translated earnings by approximately A$2.3 million, and reduced industrial yeast prices, principally arising from the effects of a new competitor, USA Yeast, on our business.

Segment EBIT in Europe increased 43.5% to A$12.2 million from A$8.5 million, primarily due to a return to profitability in Turkey. Segment EBIT in our other European operations remained in line with the prior corresponding period.

Segment EBIT in Latin America increased to A$5.7 million in the three month period ended March 31, 2004 from A$0.5 million in the three month period ended March 31, 2003. This was primarily due to improved margins in Argentina and Brazil.

Segment EBIT in Asia Pacific increased 17.7% to A$9.3 million from A$7.9 million, reflecting the contributions from the former Goodman Fielder Asia Pacific businesses which now form part of our Yeast Asia-Pacific operations. These operations contributed approximately A$3.0 million to segment EBIT in Asia-Pacific in the current quarter. The impact of the strengthening Australian dollar reduced EBIT in our yeast businesses by approximately A$1.4 million compared to the prior corresponding period.

Herbs and Spices

Segment EBIT in our herbs and spices business decreased 39.6% to A$5.8 million in the three month period ended March 31, 2004 from A$9.6 million in the three month period ended March 31, 2003. This decrease was primarily due to the impact of the appreciation of the Australian dollar against the U.S. dollar which reduced translated earnings by approximately A$2.0 million. Volumes to our retail customers have started to recover following a protracted grocery strike during the first half of the fiscal year.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses was A$25.0 million for the three month period ended March 31, 2004 compared to A$6.2 million in the prior corresponding period. The current period result reflects the full period contribution of Goodman Fielder Australia following our acquisition on March 19, 2003. This result also includes A$2.0 million of restructuring costs recorded during the period. This impact has been offset by cost saving initiatives and the flow through effects of our restructuring programs implemented since the acquisition in March 2003.

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business was A$17.8 million for the three month period ended March 31, 2004, compared to A$3.6 million in the prior corresponding period. The current period result reflects the full period contribution of Goodman Fielder New Zealand following our acquisition on March 19, 2003.

Other and Corporate

Corporate EBIT for the three months ended March 31, 2004 includes an unrealized foreign currency gain of A$6.1 million on the translation into Australian dollars of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, compared to an unrealized foreign currency gain of A$37.3 million recorded in the prior corresponding period.

Net Interest Expense and Income Tax

Net interest expense increased 105.8% to A$66.9 million in the three month period ended March 31, 2004 from A$32.5 million in the three month period ended March 31, 2003. The increase was due to the additional interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million Senior Subordinated Notes due 2011, and our New Zealand Subordinated Capital Notes.

Income tax expense increased 22.4% to A$10.4 million in the three month period ended March 31, 2004 from A$8.5 million in the three month period ended March 31, 2003. This increase is primarily due to increased profits in countries where we are tax payers.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$31.6 million, or 89.8%, to A$3.6 million for the three months ended March 31, 2004 from A$35.2 million for the three months ended March 31, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Nine Month Period Ended March 31, 2004 Compared to Nine Month Period Ended March 31, 2003

Overview

Net profit for the nine month period ended March 31, 2004, decreased to A$89.9 million from A$130.3 million in the first nine months of fiscal 2003. The decrease was primarily due to the additional interest expense on our borrowings resulting from the acquisition of Goodman Fielder and the impact on earnings of the appreciation of the Australian dollar against the U.S. dollar and other major currencies. The current period also includes a net individually significant gain of A$89.7 million, which is comprised of an A$75.6 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by an A$15.9 million expense for additional restructuring costs at Goodman Fielder Australia.

The prior period includes a net individually significant gain of A$81.3 million, comprised of an unrealized foreign currency gain of A$37.3 million, an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business, and an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by A$14.4 million of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 141.2% to A$2,521.9 million for the nine month period ended March 31, 2004, from A$1,045.5 million for the nine month period ended March 31, 2003. This increase was principally due to the revenue contributed from our recently acquired Goodman Fielder and Fleischmann’s Latin American businesses. This was partially offset by the appreciation of the Australian dollar against the U.S. dollar and Argentinian peso, the sale of our terminals business in Australia and our vinegar business in North America in the prior corresponding period, as well as reduced average prices in our North American industrial yeast business and reduced volumes in our herbs and spices business.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the nine month period ended March 31, 2004 increased 23.8% to A$761.1 million from A$614.7 million in the nine month period ended March 31, 2003. This increase is primarily due to revenues from Goodman Fielder’s Asia Pacific businesses and the Fleischmann’s Latin American businesses which are included in the current period. This is partially offset by a decline in revenues of approximately A$84.5 million as a result of changes in foreign currency exchange rates versus the Australian dollar.

Revenue in North America decreased 26.8% to A$177.3 million in the first nine months of fiscal 2004 from A$242.2 million in the prior corresponding period. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline of approximately A$47.4 million, and the impact of a new competitor, USA Yeast, in industrial yeast which has led to reduced prices and volumes. While our volumes have only marginally decreased, average prices have decreased in the current period compared to average prices in the prior corresponding period. Sales volumes in consumer yeast were down, primarily due to a 5% decline in the market.

Revenue in Europe increased 2.6% to A$124.9 million in the current nine months from A$121.7 million in the prior corresponding period. Revenue in Turkey improved as we have maintained price increases introduced in the last quarter of fiscal 2003. This was partially offset by lower volumes in our yeast extracts business, and the impact of the appreciation of the Australian dollar which reduced revenues by approximately A$9.2 million.

Revenue in Latin America increased 33.6% to A$168.1 million in the nine month period ended March 31, 2004 from A$125.8 million in the prior year period. This increase was primarily due to the revenues contributed by the Fleischmann’s yeast and industrial bakery ingredients business in Latin America, acquired on October 31, 2002, which contributed revenues of approximately A$77.2 million during the current period compared to A$38.4 million in revenues in the prior corresponding period. The appreciation of the Australian dollar reduced revenues by approximately A$11.5 million.

Revenue in the Asia Pacific region increased 132.8% to A$290.8 million in the nine months ended March 31, 2004 from A$125.0 million in the prior year period. This increase was primarily due to the inclusion of the former Goodman Fielder Asia Pacific businesses which now report to our Asia-Pacific management team. These businesses contributed approximately A$186.8 million during the current period, compared to A$12.2 million in the prior corresponding period. The appreciation of the Australian dollar reduced revenues by approximately A$16.4 million.

Herbs and Spices

Revenue in our herbs and spices business decreased 27.1% to A$205.2 million in the nine month period ended March 31, 2004 from A$281.5 million in the prior corresponding period. This decrease in operating revenue was primarily due to the strengthening of the Australian dollar against the U.S. dollar which reduced revenue by approximately A$68.0 million. Additionally, volumes to our retail customers have declined compared to the prior corresponding period, partially due to grocery workers strikes and the loss of two customers to bankruptcy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Goodman Fielder Australia

Revenue from Goodman Fielder Australia, which we acquired in March 2003, was A$1,123.2 million for the nine months ended March 31, 2004, compared to A$79.9 million in the prior corresponding period. The current period reflects the full contribution of Goodman Fielder Australia following our acquisition on March 19, 2003. Revenues generated by these businesses are in line with expectations.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand, which we acquired in March 2003, was A$430.0 million for the nine months ended March 31, 2004, compared to A$28.8 million in the prior corresponding period. The current period reflects the full contribution of Goodman Fielder New Zealand following our acquisition on March 19, 2003. Revenues generated by Goodman Fielder New Zealand are in line with expectations.

Other

Revenue from other businesses decreased to A$2.4 million in the nine months ended March 31, 2004, compared to A$40.5 million in the prior corresponding period. This decrease was primarily due to the sale of our terminals business and vinegar business in the prior corresponding period. Revenues from our Cochin Spices operation in India, which is included in this segment, were consistent compared to the prior corresponding period.

Segment EBIT

Segment EBIT increased 36.5% to A$334.0 million for the nine month period ended March 31, 2004 from A$244.6 million for the nine month period ended March 31, 2003, reflecting the contributions of our recently acquired Goodman Fielder and Fleischmann’s Latin American businesses. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$27.9 million, compared to the prior corresponding period.

The current period includes a net individually significant gain of A$89.7 million, which is comprised of an A$75.6 million unrealized foreign currency gain, and an A$30.0 million profit on the recovery of vendor finance loans, offset by an A$15.9 million expense for additional restructuring costs at Goodman Fielder Australia.

The prior period includes a net individually significant gain of A$81.3 million, comprised of an unrealized foreign currency gain of A$37.3 million, an A$40.7 million gain on the sale of our terminals business, an A$11.1 million gain on the sale of our vinegar business, and an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by A$14.4 million of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

Yeast and Bakery Ingredients

Segment EBIT in our yeast and bakery ingredients business in the nine month period ended March 31, 2004, decreased 0.3% to A$118.4 million from A$118.8 million in the nine month period ended March 31, 2003. The appreciation of the Australian dollar against major currencies, primarily the U.S. dollar, reduced EBIT by approximately A$16.7 million, compared to the prior corresponding period.

Segment EBIT in North America decreased 45.5% to A$31.8 million from A$58.4 million in the prior corresponding period. This was primarily due to the depreciation of the U.S. dollar versus the Australian dollar which reduced EBIT by approximately A$10.4 million, reduced industrial yeast prices, principally arising from the effects of a new competitor, USA Yeast, on our business, as well as higher promotional expenses in consumer yeast incurred to maintain our market share in a declining market.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Segment EBIT in Europe increased 42.9% to A$31.0 million from A$21.7 million, primarily due to a return to profitability in Turkey.

Segment EBIT in Latin America increased 166.7% to A$23.2 million in the nine month period ended March 31, 2004 from A$8.7 million in the nine month period ended March 31, 2003. This was primarily due to the contribution from the Fleischmann’s Latin America business acquired in October 2002, as well as improved margins in Argentina and Brazil.

Segment EBIT in Asia Pacific increased 8.0% to A$32.4 million from A$30.0 million, reflecting the contributions from the former Goodman Fielder Asia Pacific businesses which now form part of our Yeast Asia-Pacific operations. These operations contributed approximately A$11.7 million to segment EBIT in Asia-Pacific in the current period. Segment EBIT in our yeast business remained in line with the prior corresponding period, however, it was affected by the strengthening Australian dollar, which reduced EBIT by approximately A$4.2 million. Additionally, the prior corresponding period included an individually significant gain of A$6.6 million from the sale of property in South Yarra, Australia.

Herbs and Spices

Segment EBIT in our herbs and spices business decreased 43.6% to A$29.9 million in the nine month period ended March 31, 2004 from A$53.0 million in the nine month period ended March 31, 2003. This decrease was primarily due to the impact on EBIT of the appreciation of the Australian dollar against the U.S. dollar of approximately A$11.0 million. Additionally, reduced volumes to our retail customers, partially due to grocery workers strikes, and partially due to the loss of two large retail customers to bankruptcy, has also affected our current period EBIT.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses was A$50.4 million for the nine month period ended March 31, 2004, compared to A$6.2 million in the prior corresponding period. The current period reflects the full contribution of Goodman Fielder Australia following our acquisition on March 19, 2003. This result is net of A$15.9 million of restructuring costs recorded during the current nine month period. This impact has been offset by cost saving initiatives and the flow through effects of our restructuring programs implemented since the acquisition in March 2003.

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business was A$49.9 million for the nine month period ended March 31, 2004, compared to A$3.6 million in the prior corresponding period. The current period reflects the full contribution of Goodman Fielder New Zealand following our acquisition on March 19, 2003.

Other and Corporate

Corporate EBIT for the nine months ended March 31, 2004 includes net individually significant gains of A$105.6 million comprised of an A$75.6 million unrealized foreign currency gain on the translation into Australian dollars of a portion of our U.S. dollar denominated borrowings which are not effectively hedged, and an individually significant gain of A$30.0 million arising from the recovery of vendor finance loans.

The prior period included net individually significant gains of A$74.7 million. This amount was comprised of an unrealized foreign currency gain of A$37.3 million, an A$40.7 million gain on the sale of our terminals business and an A$11.1 million gain on the sale of our vinegar business. These gains were partially offset by A$14.4 million of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding in connection with our acquisition of Goodman Fielder.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Net Interest Expense and Income Tax

Net interest expense increased 139.5% to A$208.4 million in the nine month period ended March 31, 2004 from A$87.0 million in the nine month period ended March 31, 2003. The increase was due to the additional interest expense incurred on our new senior secured loan facilities, our U.S.$100.0 million Senior Notes due 2010, our U.S.$210.0 million Senior Subordinated Notes due 2011, and our New Zealand Subordinated Capital Notes.

Income tax expense increased 41.2% to A$32.9 million in the nine month period ended March 31, 2004 from A$23.3 million in the nine month period ended March 31, 2003. This increase is primarily due to increased profits in countries where we are tax payers.

Net Profit

Primarily as a result of the factors discussed above, our net profit decreased by A$40.4 million, or 31.0%, to A$89.9 million for the nine months ended March 31, 2004 from A$130.3 million for the nine months ended March 31, 2003.

Developments since March 31, 2004

No events have occurred subsequent to March 31, 2004 which would have a material effect on our financial results or financial position.

On March 4, 2004, the Company announced it intends to pursue the sale of its Herbs and Spices business in North America. As of the date of this report, the Company has not entered into any contractual arrangements to sell this business.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2003, 2002 and 2001, as well as for the nine month periods ended March 31, 2004 and 2003. This information has been extracted from our audited consolidated financial statements for fiscal 2003 and our unaudited interim consolidated financial statements for the nine months ended March 31, 2004.

				Nine Months
	Year Ended			Ended
	June 30,			March 31,
	2003	2002	2001	2004	2003
	(A$ million)
Net cash provided by operating activities	$201.5	$213.1	$118.4	$66.9	$110.1
Net cash provided by (used in) investing activities	(1,946.7)	(105.8)	(89.8)	(48.8)	(1,565.8)
Net cash provided by (used in) financing activities	1,033.8	607.4	(17.5)	(93.1)	1,008.6

Net increase (decrease) in cash held	$(711.4)	$714.7	$11.1	$(75.0)	$(447.1)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash provided by operating activities for the nine months ended March 31, 2004 was A$66.9 million compared to A$110.1 million provided by operating activities for the nine month period ended March 31, 2003. The decrease was primarily due to an increase in interest paid to A$197.3 million from A$78.8 million in the prior corresponding period and A$82.7 million of business restructuring costs paid during the current nine months. During the current period, we also paid A$33.3 million in income taxes as part of the settlement with the Australian Tax Office of Goodman Fielder’s tax liabilities.

Net cash used in investing activities for the first nine months of fiscal 2004 was a net outflow of A$48.8 million compared with a net cash outflow of A$1,565.8 million for the first nine months of fiscal 2003. This was primarily due to the purchase of shares in Goodman Fielder

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

for A$1,514.7 million in the prior corresponding period. During the current nine months, we paid A$61.1 million in capital expenditures and improvements, and paid an additional A$35.1 million in business acquisition costs related to Goodman Fielder. During the current nine months, we also received A$30.0 million from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s poultry business prior to our acquisition.

Net cash used in financing activities for the first nine months of fiscal 2004 was A$93.1 million compared to A$1,008.6 million for the corresponding period in fiscal 2003. During the current nine months, we received approximately A$50.2 million from the exercise of the remaining options into ordinary shares, and we repaid A$122.5 million of borrowings. We also paid A$12.6 million in refinancing costs during the period, primarily in respect of a modification to the terms of our Term B Secured Senior Loan Facility, which has resulted in a reduction in the interest margin on this facility. In the prior corresponding period, we drew down approximately A$1,849.1 million of our new loan facilities, repaid our existing senior loan facilities for approximately A$726.1 million and redeemed the outstanding debt bonds for approximately A$181.1 million.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

Since June 30, 2003, we have continued work on projects to expand the capacity of our yeast plants in Latin America and Asia, as well as expansion and efficiency projects in our Australian production plants.

Off-Balance Sheet Arrangements

Other than operating lease commitments and unconditional purchase obligations, and our derivatives referred to below, we do not believe that we have entered into any off-balance sheet transaction, arrangement or other relationship that is reasonably likely to materially affect liquidity, the availability of capital resources or requirements for capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates, and may vary if interest rates change. As interest rates increase, so does our interest expense. Conversely, if interest rates decrease, interest expense also decreases.

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, Australia, Canada, Europe and New Zealand. Our policy is to have no more than 25% of our outstanding floating rate Australian dollar debt exposed to movements in interest rates.

At March 31, 2004, we had total interest bearing liabilities outstanding of approximately A$2,717.0 million. Of this amount, A$1,135.1 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,581.9 million of interest bearing liabilities outstanding that was borrowed at floating rates. At March 31, 2004, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill rate at that date was approximately 4.2%. At March 31, 2004, we had entered into certain derivative transactions with a face value of A$753.2 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 5.85%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$828.7 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding at March 31, 2004 would change by A$8.3 million, assuming constant exchange rates. At March 31, 2004, our interest rate swaps had unrealized “mark to market” losses of A$16.0 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. Following our acquisition of Goodman Fielder, we have production facilities and sales operations in 39 countries. In addition, we sell products into a large number of additional markets. A significant portion of our revenues, expenditures and cash flows are generated, and our assets and liabilities located, in countries outside Australia. The functional currencies of our major markets outside Australia are the U.S. dollar, the New Zealand dollar, the Euro, the Canadian dollar, the Argentinian peso, the Chinese remimbi and the Brazilian real. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

•	Financial reporting,

•	Cash flow, and

•	Specific transactions.

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. In some jurisdictions, such as Brazil and Argentina, we are unable to create this natural hedge to the extent we would like, due to the difficulty in borrowing funds in these jurisdictions. For the nine months ended March 31, 2004, we derived approximately 53.3% of our operating revenue from sources outside of Australia.

For the nine months ended March 31, 2004, we recorded a net unrealized foreign exchange gain of A$75.6 million in our operating results. This gain arose from the translation of our U.S. dollar denominated borrowings into Australian dollars which have been used to partially fund our acquisition of Goodman Fielder. Since June 30, 2003, we have entered into certain cross-currency swap contracts to hedge a portion of our U.S. dollar borrowings. As of March 31, 2004, the “mark-to-market” loss on these contracts was approximately A$5.6 million which has partially offset the unrealized foreign currency gains on our unhedged U.S. dollar borrowings. We continue to review our foreign currency position.

If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our segment EBIT before individually significant items for the nine months ended March 31, 2004 as reported in Australian dollars would have decreased by approximately A$18.7 million.

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, where possible, we borrow funds in the currencies in which we generate the majority of our cash flows.

Specific Transactions

If a company in our group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of March 31, 2004, our forward foreign exchange contracts had unrealized “mark to market” losses of approximately A$0.1 million.

Commodity Risk

We are a purchaser of certain commodities such as molasses, black pepper, wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of March 31, 2004, we had entered into commodity futures contracts to buy approximately 14,700 tonnes of wheat and buy approximately 3,300 tonnes of soybean oil. Maturities on these contracts principally range between two months and nine months. The commodity prices on each contract range from U.S.$137.05 per tonne to U.S.$144.40 per tonne on wheat contracts and U.S.$557.77 per tonne to U.S.$738.76 per tonne on soybean oil contracts. As of March 31, 2004, we had also sold commodity options contracts giving counterparties the option to buy approximately 56,500 tonnes of wheat and the option to sell approximately 2,000 tonnes of soy bean oil. The maturity on these contracts is three months. The strike prices on each option contract range from U.S.$139.63 per tonne to U.S.$154.32 per tonne on wheat contracts and U.S.$683.43 per tonne on soybean oil contracts. As of March 31, 2004, our commodity futures contracts had an unrealized “mark to market” gain of approximately A$0.3 million and our commodity options contracts had an unrealized “mark to market” loss of approximately A$0.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments

The credit risk on financial assets, excluding investments, of our group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

Unrecognized Financial Instruments

The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us at March 31, 2004.

Pension Plans

We sponsored seven defined benefit pension plans at June 30, 2003. Our contributions are based on the advice of our plans’ actuaries and amounted to A$11.6 million during the year ended June 30, 2003. The weighted average expected rate of return on plan assets at June 30, 2003 was 5.95%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of material additional pension expense.

Taxation

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the Group uses the income statement liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the “virtual certainty” test and it is more demanding than the test required under U.S. GAAP, which is usually described as the “more likely than not” test.

Also, while we have recognized some future income tax benefit, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are available across different jurisdictions but are primarily Australia and the United States. At June 30, 2003, the total benefit of unrecognized tax losses and timing differences is estimated to be A$296.3 million.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group within the consolidated entity has now formally notified the Australian Taxation Office of the implementation date for the tax consolidation, the consolidated entity has applied UIG 52 “Income Tax Accounting under the Tax Consolidation System” in the nine months ended March 31, 2004. The head entity in the consolidated tax group is Burns, Philp & Company Limited, and each subsidiary in the Australian consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group’s deferred tax balances arising from the formation of a consolidated tax group.

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus approximately A$0.3 million of interest was paid on January 16, 2004.

EXHIBIT 1

Burns, Philp & Company Limited

Computation of Ratio
of Earnings to Fixed Charges

						Nine months ended
	Fiscal year ended June 30,					March 31,
	2003	2002	2001	2000	1999	2004	2003
	(A$ in million except for ratios)
Net profit from continuing operations before income taxes and minority interests	127.8	101.9	81.8	81.3	55.9	126.2	100.5
Share of net profit of associates	(11.1)	(10.1)	(12.4)	(11.6)	(10.5)	(9.6)	(8.1)
Dividends received from associates	12.7	15.3	8.6	7.8	5.3	4.8	8.2

	129.4	107.1	78.0	77.5	50.7	121.4	100.6

Fixed charges:
Borrowing costs	174.8	72.9	95.8	90.9	111.9	212.3	100.0
Estimated interest in rental payments	4.0	1.7	2.2	2.1	2.9	6.5	3.5

Total fixed charges	178.8	74.6	98.0	93.0	114.8	218.8	103.5

Earnings available for fixed charges	308.2	181.7	176.0	170.5	165.5	340.2	204.1

Ratio of earnings to fixed charges	1.72X	2.44X	1.80X	1.83X	1.44X	1.55X	1.97X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	May 13, 2004	By	/s/ Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer